SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Plan Sponsor

CACI $MART Plan

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 24, 2010

CACI $MART Plan

Statements of Net Assets Available for Benefits

	December 31
(in thousands)	2009	2008
Assets
Cash	$16	$25
Investments, at fair value	588,086	397,054
Receivables:
Contributions receivable—employer	0	1,554
Contributions receivable—employee	3,047	5,040

Total receivables	3,047	6,594

Net assets available for benefits, at fair value	591,149	403,673

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,750)	477

Net assets available for benefits	$589,399	$404,150

See accompanying notes.

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31
(in thousands)	2009	2008
Additions to net assets attributed to:
Participant contributions	$66,950	$64,836
Employer contributions	19,364	20,831
Rollover contributions	6,947	6,994

Total additions	93,261	92,661
Deductions from net assets attributed to:
Benefits paid to participants	38,166	41,323
Administrative expenses	193	80

Total deductions	38,359	41,403
Investment income (loss):
Interest and dividends	11,554	16,174
Net appreciation (depreciation) in fair value of investments	118,793	(175,219)

Total investment income (loss)	130,347	(159,045)

Net increase (decrease)	185,249	(107,787)
Net assets available for benefits:
Beginning of year	404,150	511,937

End of year	$589,399	$404,150

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Company matching 401(k) and any profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

Eligibility

In general, employees of the Plan Sponsor and its participating subsidiaries who are United States citizens or residents, regardless of age, are eligible to participate.

Contributions

Thirty days after CACI provides the recordkeeper the initial participant data, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3 percent of their compensation is deferred and contributed to the Plan. At each anniversary, the contribution increases by 1 percent up to 6 percent, unless otherwise elected by the employee.

Through December 31, 2004, participants were permitted to defer up to 25 percent of their compensation but not more than the maximum, as indexed annually by Internal Revenue Service (IRS) regulations. Effective January 1, 2005 participants could elect to defer up to 75 percent of their annual pre-tax compensation subject to the IRS maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company makes matching contributions in an amount equal to 50 percent of the first 6 percent of pre-tax compensation deferred by participants in each payroll period, subject to federal limits. The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results. There were no discretionary profit-sharing contributions during the years ended December 31, 2009 and 2008.

Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Prior to January 1, 2004, participants became 100 percent vested after five years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants became 100 percent vested in Company matching and profit-sharing contributions after three years of continuous service.

Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During the years ended December 31, 2009 and 2008, the Plan funded administrative expenses of $0.2 million and $0.1 million, respectively. The Plan Sponsor paid all other administrative expenses.

Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50 percent of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Effective January 1, 2002, participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may exceed five years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

Interest is charged over the term of the loan at the prime rate plus 1 percent, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution include installment or lump sum cash payments. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are generally reported at fair value.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The T. Rowe Price Stable Value Common Trust Fund (SVF) is a common collective trust that has underlying investments

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). This fund carries its investments at contract value. The fair value of GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. For assets other than GICs, including securities underlying SICs, fair value generally is based on the closing market price on a national security exchange on the last business day of the Plan year. The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on a trade basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

Forfeitures

Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $2.2 million and $1.2 million during the years ended December 31, 2009 and 2008, respectively, by the offset of available forfeited balances. At December 31, 2009 and 2008, forfeited non-vested account balances available to offset future Company contributions totaled $4.7 million and $0.1 million, respectively. During 2009, the Plan was amended to provide that non-vested balances are forfeited upon the earlier of a distribution being taken or on December 31 of the year the participant terminated employment (December 31, 2009 in the case of participants with non-vested balances who terminated in years prior to 2009). Previously, non-vested balances were forefeited upon the earlier of a distribution being taken or on December 31 following a five year break in service.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability has significantly decreased in relation to its normal market activity. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. Refer to Note 3 for definitions of Level 1, 2, and 3 inputs. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above) (in thousands):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity-large cap funds	$110,918	$—	$—	$110,918
U.S. equity-mid cap funds	42,260	—	—	42,260
U.S. equity-small cap funds	22,389	—	—	22,389
International equity funds	31,029	—	—	31,029
Target date retirement funds	244,830	—	—	244,830
Bond funds	35,835	—	—	35,835
Stable value funds	101	—	—	101

Total mutual funds	$487,362	$—	$—	$487,362
Common stock	31,379	—	—	31,379
Participant-directed brokerage accounts	1,378	—	—	1,378
Common/collective trust funds(1)	—	58,263	—	58,263
Participant loans	—	—	9,704	9,704

Total investments measured at fair value	$520,119	$58,263	$9,704	$588,086

The Plan’s valuation methodology used to measure the fair values of money market funds, U.S. government securities and other, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. Participant loans, all of which mature by December 31, 2029, are secured by vested account balances of borrowing participants and are included at their carrying values, which approximated their fair values at December 31, 2009 and 2008, in the statements of net assets available for benefits.

(1)

This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As described in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 (in thousands):

Participant Loans
Balance as of January 1, 2009	$8,593
Issuances, repayments and settlements, net	1,111

Balance as of December 31, 2009	$9,704

4. Investments

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
T. Rowe Price Stable Value Common Trust Fund (stated at contract value)	$56,513	$50,901
T. Rowe Price Retirement 2030 Fund	38,356	21,456
T. Rowe Price Retirement 2025 Fund	35,874	21,729
PIMCO Total Return Institutional	35,835	28,086
T. Rowe Price Retirement 2020 Fund	35,161	21,661
T. Rowe Price Retirement 2040 Fund	32,832	*
T. Rowe Price Blue Chip Growth Fund	32,564	20,456
CACI International Inc Common Stock	31,379	28,452
T. Rowe Price International Stock Fund	31,029	*

*	Represents less than 5 percent of the Plan’s assets

CACI $MART Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During 2009 and 2008, the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated (depreciated) in value as follows (in thousands):

	2009	2008
Mutual funds and participant-directed brokerage accounts	$116,065	$(175,467)
Common/collective trust	115	19
CACI International Inc Common Stock	2,613	229

	$118,793	$(175,219)

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100 percent vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 22, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The previous determination letter was dated May 14, 2002. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will maintain the Plan’s operations in compliance with the Code.

CACI $MART Plan

Notes to Financial Statements (continued)

7. Parties-In-Interest

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under United States generally accepted accounting principles, and thus are not reflected in the accompanying financial statements. Additionally, the accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of net assets available for benefits as of December 31, 2009 and 2008, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$589,399	$404,150
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,750	(477)
Less amounts allocated to withdrawing participants	(17)	(74)

Net assets available for benefits per the Form 5500	$591,132	$403,599

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2009 and 2008, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	2009	2008
Benefits paid to participants as reported in the financial statements	$38,166	$41,323
Add amounts allocated to withdrawing participants at end of year	17	74
Less amounts allocated to withdrawing participants at beginning of year	(74)	(82)

Benefits paid as reported in the Form 5500	$38,109	$41,315

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009, to the Form 5500 (in thousands):

Net increase in net assets available for benefits per the financial statements	$185,249
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of year	1,750
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of year	477
Less amounts allocated to withdrawing participants at end of year	(17)
Add amounts allocated to withdrawing participants at beginning of year	74

Net increase in assets available for benefits per the Form 5500	$187,533

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2009

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value (in thousands)
	Franklin Small-Mid Cap Growth ADV	Mutual Fund		$17,816
	Harbor Large Value Institutional Fund	Mutual Fund		2,125
	Janus Fund	Mutual Fund		7,785
	PIMCO Total Return Instl	Mutual Fund		35,835
*	T. Rowe Price Allianz OPCAP Renaissance A	Mutual Fund		6,324
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund		32,564
*	T. Rowe Price Financial Services Fund	Mutual Fund		7,660
*	T. Rowe Price Health Sciences Fund	Mutual Fund		18,120
*	T. Rowe Price International Stock Fund	Mutual Fund		31,029
*	T. Rowe Price Media & Telecommunication	Mutual Fund		23,139
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund		5,204
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund		24,044
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund		28,180
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund		35,161
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund		35,874
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund		38,356
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund		24,645
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund		32,832
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund		11,974
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund		2,623
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund		1,111
*	T. Rowe Price Retirement Income Fund	Mutual Fund		4,826
*	T. Rowe Price Science & Technology Fund	Mutual Fund		7,758
*	T. Rowe Price Small-Cap Stock Fund	Mutual Fund		22,389
*	T. Rowe Price Summit Cash Reserves Fund	Mutual Fund		101
*	T. Rowe Price Value Fund	Mutual Fund		11,417
	Vanguard Institutional Index	Mutual Fund		18,470
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust		58,263
*	CACI International Inc	Common Stock		31,379
*	Plan Participants	Participant loans (maturing 2010 to 2029 with interest rates of 4.25%-11.63%)		9,704
*	Tradelink Investments (1)	Participant-Directed Brokerage Accounts		1,378

	Total Investments			$588,086

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.
(1)	Certain investments in the Tradelink Investments account are issued by a party-in-interest to the plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 24, 2010	By:	/s/ Gail Forrest
Gail Forrest
Senior Vice President,
Administrative Services